Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ESCALATE WEALTH REIT I, INC.

SUPPLEMENT NO. 2 DATED MARCH 10, 2021

TO

OFFERING CIRCULAR DATED OCTOBER 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Escalate Wealth REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated October 15, 2020 as supplemented by Supplement No. 1 dated November 20, 2020 (the “Offering Circular). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to update certain sections of the Offering Circular with regard to the recent appointment of independent directors.

The following sections of the Offering Circular are amended and restated in their entirety to read in full as follows:

Selection of Our Board of Directors; Independent Directors

In determining the composition of our board of directors, our board of directors’ goal was to assemble a group of persons whose individual skills, character, judgment, leadership experience, real estate experience and business acumen would complement each other and bring a diverse set of skills and experiences to our board as a whole. We have five directors on our board of directors three of whom are independent directors.

Executive Officers and Directors

We have provided below certain information about our current executive officers and directors.

Name(1)	Age(2)	Positions	Term of Office(3)(4)

Harold Hofer	65	Chairman of the Board,	June 22, 2020
		Chief Executive Officer,
		Chief Financial Officer and
		Director

Sachin Jhangiani Vipe Desai Jeffrey Cyr Gilbert Rosas	44 60 61 73	President, Secretary and Director Independent Director Independent Director Independent Director	June 22, 2020 February 23, 2021 February 23, 2021 February 23, 2021

(1)	The address of each executive officer and director listed is 17 Corporate Plaza, Suite 200, Newport Beach, California 92660.

(2)	As of March 1, 2021.

(3)	Indicates the commencement date of the executive officer’s or director’s service with us.

(4)	None of our executive officers will receive any compensation from us in connection with the performance of their executive officer services or serving as a director. Our advisor will pay all executive officer compensation expenses, and we will not reimburse our advisor for these expenses.

Mr. Harold Hofer. Our Board of Directors has concluded that Harold Hofer is qualified to serve as a director, chairman of the board and as our chief executive officer by reason of his extensive industry and leadership experience. Mr. Hofer is a principal of our advisor. Together with Mr. Jhangiani, he owns and controls our advisor. Mr. Hofer has been a lawyer since 1980 and is an inactive member of the California State Bar. He was formerly owner of Hofer Realty Advisors, a boutique real estate firm that acted as a principal and advised clients in various real estate transactions focused on investments in retail shopping centers. Mr. Hofer is a principal in a private investment fund known as REIT Opportunity Capital Advisors, or “ROCA”, which invests in the listed stocks of public REITs. He has participated in real estate transactions, as a principal and as a broker, valued in excess of $2 billion in his 30-year real estate career. Mr. Hofer has extensive underwriting, acquisition and management experience, and has asset managed multi-hundred million-dollar portfolios of owned properties. As our chief executive officer and a principal of our external advisor, Mr. Hofer is best-positioned to provide our board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of our advisor, Mr. Hofer brings to our board of directors demonstrated management and leadership ability. Mr. Hofer was employed through 2018 by BrixInvest, LLC, which was formerly known as Rich Uncles LLC and Nexregen, LLC, since it was founded in 2007. Mr. Hofer is also the former chief executive officer of the following SEC-reporting REITs: RW Holdings NNN REIT, Inc.; Rich Uncles Real Estate Investment Trust I; and BRIX REIT, Inc.

Mr. Sachin Jhangiani. Mr. Jhangiani started his Wall-Street career at Credit Suisse First Boston after completing his undergraduate degree at New York University in 1999. Through the years he spent time in both fixed income sales and trading roles and was promoted to Managing Director at Nomura Securities in 2010 where he spent five years before leaving his corporate career to pursue his entrepreneurship goals. In 2019 Mr. Jhangiani founded Raving Fan Marketing LLC an agency focused on helping businesses establish their brand identity and execute their marketing strategy.

Mr. Vipe Desai. Vipe Desai has served as an independent director since February 23, 2021. Mr. Desai has extensive knowledge and understanding of marketing and branding. Mr. Desai has spent the majority of his professional career in the action sports industries. From 1993 to 1998, Mr. Desai owned and operated H2O Surf and Snowboard Shop in Orange County, CA. This professional experience exposed Mr. Desai to action sports industries and provided him with valuable knowledge regarding marketing and brand awareness vis-à-vis action sports enthusiasts and youth culture. In 2000, Mr. Desai founded Propaganda HQ (“PHQ”), a youth brand consulting agency which assists its clients in developing brand strategies, event production, social media marketing and digital marketing. PHQ’s clients included Red Bull, Monster Energy, DaimlerChrysler, Surfrider Foundation, Billabong, DaKine, Electric Eyewear, Nixon Watches, O’Neill, Reef, HBO, and Ball Park Franks. From 2009 to 2010, Mr. Desai also held senior marketing positions with Monster Energy and TransWorld Media. While at Monster Energy, Mr. Desai was responsible for sponsored athlete relations, events and brand partnerships worldwide. In 2011, Mr. Desai launched HDX Hydration Mix, an environmentally friendly sports drink mix. Mr. Desai is a current or past board member of various charitable organizations, including Ocean Champions, Lonely Whale, Skateistan, SIMA Humanitarian Fund, Rob Dyrdek Foundation, Surfrider Foundation, and Life Rolls On. Mr. Desai brings a unique perspective on the “branding” of our REIT’s investment products, including web site design, public relations and marketing. He is a graduate of Point Loma Nazarene University. Mr. Desai is a former independent director of RW Holdings NNN REIT, Inc. and BRIX REIT, Inc., and a former independent trust manager of Rich Uncles Real Estate Investment Trust I. Our board of directors has concluded that Mr. Desai is qualified to serve as a director by reason of his extensive prior REIT directorships and business experience.

Mr. Jeffrey Cyr. Jeffrey Cyr has served as an independent director since February 23, 2021. Mr. Cyr has spent the majority of his career in the commercial real estate industry. From 1988 to 2008, he served as Vice President, Partner with the world’s leading commercial brokerage company, CB Richard Ellis, and from 2009 to present he served as an independent advisor, broker and manager to some of the nation’s largest and most respected landlords and to Fortune 500 owner/users. Mr. Cyr is highly regarded for his strategic solutions, experience and execution expertise with direct involvement to more than 1,000 lease and sale transactions as broker and principal with value in excess of $1 billion over his 29 year real estate career. He has extensive acquisition, disposition, leasing, marketing and underwriting experience that can assist, guide and fiduciary troubleshoot for REIT stakeholders. A 1985 San Diego State University (SDSU) Finance graduate, Mr. Cyr is a guest lecturer to SDSU business school students and an active SDSU business school mentor. He has been a local charitable real estate advisor and board member to Southern California charities including the Lakewood YMCA and Greater Long Beach YMCA - Camp Oakes benefiting local and regional children and their families. Mr. Cyr is also an independent director of BRIX REIT, Inc. Our board of directors has concluded that Mr. Cyr is qualified to serve as an independent director by reason of his expertise with real estate-related investments.

Mr. Gilbert Rosas. Mr. Rosas has served as an independent director since February 23, 2021. He is a Certified Public Accountant and Certified Forensic Consultant he graduated with a bachelor of science degree from Cal State University Los Angeles in 1971. Since 1975 he has operated Gilbert M. Rosas, An Accountancy Corporation, which is a full-service certified accounting firm. In addition, Mr. Rosas he has been a part-time professor lecturing on topics including construction accounting, managerial accounting, auditing and taxation. He also manages a real estate investment portfolio consisting of residential and commercial properties. Our board of directors has concluded that Mr. Rosas is qualified to serve as an independent director by reason of his expertise with real estate-related investments.

Compensation of Directors

We will pay our independent directors $5,000 per quarter in shares of our common stock. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from the registration requirements of the Securities Act under Section 4(a)(2) thereof, and we have not agreed to file a registration statement with respect to registration of the shares issued to the independent directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.

PLAN OF DISTRIBUTION

General

We are publicly offering a maximum of up to 5,000,000 shares of our common stock, currently priced at $10.00 per share, on a “best efforts” basis, with 4,500,000 shares being sold through the primary offering and 500,000 shares being sold through our distribution reinvestment plan. We intend to sell the shares to investors through North Capital, a registered broker-dealer and our dealer manager for this offering. We will offer our shares of common stock in this offering utilizing the Online Platform. Because this is a “best efforts” offering, North Capital must use only best efforts to sell the shares and has no firm commitment or obligation to purchase any of our shares. There is no minimum offering amount, and upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this offering circular. We reserve the right to reallocate the shares offered between our primary offering and our distribution reinvestment plan.

Subscription proceeds from this offering will be placed into an escrow account with our dealer manager and will be released to us upon a closing. Closings will be held at our advisor’s discretion, but will be held at least once a week as long as there have been any subscription proceeds deposited into the escrow account during this offering. Investors will become shareholders with respect to the subscription proceeds held in the escrow account after our advisor holds a closing. If our offering is terminated before a closing is held and there are subscription proceeds in the escrow account, such proceeds will be refunded to investors.

Our board of directors will adjust the offering price of the shares annually to our new NAV per share commencing effective December 31 of the year after the first year that the board of directors has determined that our real estate properties portfolio has sufficiently stabilized for the purposes of a meaningful valuation. We may terminate this offering at any time, and we will provide that information in an offering circular supplement.

We expect to receive and communicate confidential information about individual investors and their accounts over the internet. We are responsible for the safety and confidentiality of customer information and investors’ funds. We take steps to safeguard customer data and customer assets and recognizes our responsibility to maintain the most current safety and security measures in keeping with internet and financial transaction standards.

Offering Period

This offering will terminate following the sale of the 5,000,000 maximum share amount; however, we may terminate this offering at any time.

Dealer Manager Compensation and Terms

North Capital is our dealer manager for this offering on a “best efforts” basis, which generally means that our dealer manager is required to use only its best efforts to sell the shares of our common stock and it has no firm commitment or obligation to purchase any of the shares of our common stock. In addition, we may sell shares of our common stock through registered investment advisors.

In connection with this offering, we will pay to North Capital a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000. As required by the rules of FINRA, total underwriting compensation, including but not limited to expense reimbursements and non-cash compensation, will not exceed 10.0% of the gross offering proceeds from this offering.

In addition, our dealer manager, as Escrow Agent will be paid: (i) an escrow administration fee ($500 for setup), (ii) a distribution fee (not to exceed $5,000), (iii) wire disbursements ($25 per domestic wire; $45 per international wire), and (iv) transaction costs ($100 for each additional escrow break).

Investors will not pay upfront selling commissions in connection with the purchase of our shares of common stock. No dealer manager fee will be paid with respect to shares of our common stock sold through our distribution reinvestment plan. We also will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our common stock.

The table below shows the estimated maximum compensation payable to our dealer manager and estimated organization and offering expenses in connection with this offering, including the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA. To show the maximum amount of compensation that may be paid in connection with this offering, this table assumes that (i) we sell all of the shares of common stock offered by this this offering circular, (ii) no shares are sold pursuant to our distribution reinvestment plan, and (iii) the offering price per share remains $10.00.

Maximum Estimated Underwriting Fees and Expenses at Maximum Offering of $50,000,000

Type of Compensation and Expenses	Maximum Amount	Percentage of Primary Offering
Underwriting Fees and Expenses
Dealer manager fee (1)	$500,000	1%
Selling commissions (2)	$—	—%
Total underwriting costs	$500,000	1%

Organization and Offering Expenses (3)	$1,500,000	3%

(1)	For providing compliance services as the dealer manager for this offering North Capital will receive an upfront monthly variable fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the primary offering, assuming the sale of 5,000,000 shares through the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000.

(2)	We will not pay selling commissions to broker-dealers in connection with this offering.

(3)	Our advisor will pay all organization and offering expenses in connection with this offering. The organization and offering expense numbers shown above represent our estimates of expenses expected to be incurred in connection with this offering (other than dealer manager fees), including our actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) all marketing related costs and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares. The actual amount of organization and offering expenses we pay in connection with this offering will also vary based on the actual expenses we incur in connection with this offering. We will reimburse our advisor for these organization and offering costs and future organization and offering costs it may incur on our behalf on a monthly basis. After the termination of the primary offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur and for which our advisor has been reimbursed exceed 3% of our gross offering proceeds from the primary offering and the distribution reinvestment plan. See “Compensation” for a description of additional fees and expenses that we will pay our advisor.

We have agreed to indemnify our dealer manager against certain liabilities, including liabilities under the Securities Act or the Exchange Act, that arise out of material misstatements and omissions contained in this offering circular, other sales material used in connection with this offer or filings made to qualify this offering with individual states, any breaches by us of the dealer manager agreement between us and our dealer manager or any failure by us to comply with applicable FINRA and SEC rules. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Subscription Procedures

You must initially purchase at least 10 shares of our common stock to participate in this offering. If you have satisfied the applicable minimum purchase requirement, there is no minimum purchase required to purchase additional shares in this offering, including pursuant to our distribution reinvestment plan. To purchase shares in this offering, you must complete and sign an investor form and subscription agreement (in the format attached to this offering circular as Appendix A) for a specific number of shares and pay for the shares at the time of your subscription. All of this can be done on-line at www.elevate.money, and we encourage you to do so.

Our dealer manager has the responsibility to make every reasonable effort to determine whether the investor is a U.S. Person and whether a purchase of shares of our common stock is appropriate for the investor and that the minimum income and net worth standards established for this offering are met. See State Law Exemption and Purchase Restrictions immediately following the Table of Contents. In making this determination, our dealer manager will rely on relevant information provided by the investors, including information as to the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments, and other pertinent information. Each investor should be aware that our dealer manager will be responsible for determining suitability.

Subscriptions will be effective only upon North Capital’s review and acceptance, and we reserve the right to reject any subscription in whole or in part. Following North Capital’s approval of the subscription agreement, we will submit a subscriber(s) form of payment in compliance with Rule 15c2-4 of the Exchange act.

We and our dealer manager will maintain the records used to determine that our shares are a suitable investment for you for at least six years. You have the right to rescind your purchase and receive a return of your investment without interest for up to five business days after your subscription was accepted. Investors who desire to purchase shares in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program by completing an enrollment form on their personal dashboard at www.elevate.money. The minimum periodic investment is $50 per month. If you elect to participate in both the automatic investment program and our distribution reinvestment plan, distributions earned from shares purchased pursuant to the automatic investment program will automatically be reinvested pursuant to our distribution reinvestment plan. For a discussion of our distribution reinvestment plan, see “Description of Shares — Distribution Reinvestment Plan” and Appendix B.

You will receive a confirmation of your purchases under the automatic investment program monthly. The confirmation will disclose the following information:

•	the amount invested for your account during the period;

•	the date of the investment; and

•	the number and price of the shares purchased by you.

You may terminate your participation in the automatic investment program at any time by providing us with notice on your personal dashboard at www.elevate.money. If you elect to participate in the automatic investment program, you must agree that if at any time you fail to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the then current offering circular or in the subscription agreement, you will promptly notify us in writing of that fact and your participation in the plan will terminate. See “State Law Exemption and Purchase Restrictions” immediately following the Table of Contents.

State Law Exemption and Offerings to “Qualified Purchasers”

Our common stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when our common stock are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.